          SECURITIES AND EXCHANGE COMMISSION PRIVATE
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 5)

                      Kaiser Ventures, Inc.
                        (Name of Issuer)

                  Common Stock, $0.03 Par Value
                 (Title of Class of Securities)

                           483088 10 0
                         (Cusip Number)


                     Thomas M. Barnhart, II
                   Pacholder Associates, Inc.
                 8044 Montgomery Road, Suite 480
                      Cincinnati, OH  45236
                         (513) 985-3200
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                        November 22, 1999
    (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being
                  paid with this statement [ ].


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1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO.S OF ABOVE PERSONS

     Pacholder Associates, Inc.  31-1089398

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Inapplicable - Investment Advisor

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)  [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Ohio

7.   SOLE VOTING POWER

     689,048

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     689,048

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     689,048

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.5%

14.  TYPE OF REPORTING PERSON*

     IA, CO

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This Amendment No. 5 to Schedule 13-D is filed by Pacholder
Associates, Inc. ("PAI") to amend its originally filed Schedule 13-D dated May 23, 1994 (as amended on August 4, 1994, September 22, 1994, September 19, 1996 and October 20, 1997), relative to the Common Stock $0.03 par value of Kaiser Ventures, Inc. (the "Company"). Items not included in this Amendment are either not amended or not applicable.

Item 4.  Purpose of Transaction.
         ______________________

     Since April 1, 1994, PAI has acted as financial advisor to the Pension Benefit Guaranty Corporation ("PBGC") in the voting, acquisition or sale of securities of the Company. The PBGC obtained 2,597,339 shares of the Company in exchange for pre-petition debt held by the PBGC in the Company, pursuant to the Plan of Reorganization filed by the Company and approved by the Bankruptcy Court in September, 1988. The Company exited bankruptcy in November, 1988. The PBGC sold 500,000 shares in an initial public offering on February 11, 1993.

     On September 16, 1994, the Board of Directors of the Company added William J. Morgan, President of PAI, to the Board of
Directors of the Company. On November 22, 1999, Mr. Morgan resigned as a director.

     As financial advisor to the PBGC, PAI has considered various methods by which the value of the shares it manages could be enhanced. On October 20, 1997, PAI entered into a Cooperation Agreement with The Coleridge Group ("Coleridge") (the "Agreement"). Coleridge has investment authority with respect to shares in the Company held by the New Kaiser Volunteer Employees' Beneficiary Association ("VEBA"). A copy of the Agreement was filed as Exhibit O to Amendment No. 4 to this
Schedule 13D. Under the Agreement, PAI and Coleridge agreed to meet to discuss certain matters relating to the Company including, but not limited to: historical evaluations of Company performance; potential opportunities and/or prospects for the Company; review of strategies advanced by the Company and the effects of those strategies on shareholders; analysis of shareholder interests and needs; and specific strategies.

     In addition, to the extent either PAI or Coleridge was presented with an strategy not contemplated by the Agreement, it agreed to disclose fully such additional strategy to the other and each was given the opportunity to participate on a pro rata basis in any such additional strategy. As described in Item 5(c) below, on November 22, 1999, 1,693,551 of the shares held by the PBGC were sold to the Company. This was done at the same time as a sale of shares by VEBA to the Company.

     Following the sale, the PBGC holds 403,788 outstanding shares and has the right to purchase an additional 285,260 shares at a price of $17.00 per share under the terms of a stock purchase warrant. The stock purchase warrant is currently exercisable and expires on September 30, 2004. See Item 5(c) below.

     As financial advisor to the PBGC, PAI is considering various methods by which the value of the shares it continues to manage may be enhanced. PAI may meet with management of the Company or other significant shareholders concerning such matters or may sell such shares in either private or public transactions. Any determination by PAI to take any of the actions listed in sub(a)-(j) below will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to the PBGC, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

     As of the date of this filing, and other than as set forth above, PAI has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of securities or the disposition of the securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

     (h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted inan inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company
         _____________________________________

     (a) Pursuant to the contract between the PBGC and PAI, PAI beneficially owns, 689,048 common shares, or 10.5% of all issued and outstanding shares giving effect to the exersize of a warrant to purchase 285,260 shares.

     (b) As long as the contract between the PBGC and PAI is in effect, PAI has the power to vote and dispose of the 689,048 shares held by the PBGC.

     (c) On November 22, 1999, the PBGC sold 1,693,551 shares to the Company. This sale was carried out under the terms of a Stock Purchase Agreement dated November 22, 1999. The price paid was $13.00 per share in cash, warrants to purchase 285,260 shares of the Company pursuant to a Stock Purchase Warrant dated November 22, 1999, and certain contingent payment rights pursuant to a Contingent Payment Agreement dated November 22, 1999. The Company has agreed to register the 285,260 shares for resale under the Securities Act of 1933, pursuant to a Registration Rights Agreement dated as of November 22, 1999. Each of these Agreements is filed as an Exhibit to this Schedule.

     (d)  The PBGC.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         ___________________________________________
         Relationships with Respect to Securities of the Issuer
         ______________________________________________________

     Information respective to Item 6 is set forth in Item 2 above.

Item 7.  Material to be Filed as Exhibits
         ________________________________


Exhibit Number     Title of Document     Exhibit Page

A.  Names and addresses of officers and       *
    directors of PAI

B.  Contract between the PBGC and PAI         *

C.  Modification No. 1 to Contract           **
    dated 5/23/94

D.  Modification No. 2 to Contract           **
    dated 6/23/94

E.  Modification No. 3 to Contract           **
    dated 9/28/94

F.  Modification No. 4 to Contract           **
    dated 12/13/94

G.  Modification No. 5 to Contract           **
    dated 1/4/95

H.  Modification No. 6 to Contract           **
    dated 4/7/95

I.  Modification No. 7 to Contract           **
    dated 9/13/95

J.  Modification No. 8 to Contract           **
    dated 11/1/95

K.  Modification No. 9 to Contract           **
    dated 12/1/95

L.  Modification No. 10 to Contract          **
    dated 12/1/95

M.  Modification No. 11 to Contract          **
    dated 8/12/96

N.  Modification No. 12 to Contract          **
    dated 8/30/96

O.  Cooperation Agreement dated October 20,
    1997 between Pacholder Associates, Inc.
    and The Coleridge Group.                 ***

P.  Stock Purchase Agreement between Kaiser
    Ventures, Inc. and the Pension Benefit
    Guaranty Corporation dated as of the 22
    day of November, 1999.

Q.  Stock Purchase Warrant dated as of
    November 22, 1999.

R.  Contingent Payment Agreement between
    Kaiser Ventures, Inc. and the Pension
    Benefit Guaranty Corporation dated as
    of November 22, 1999.

S.  Registration Rights Agreement dated
    as of November 22, 1999.


   * Incorporated by reference to Schedule 13-D original filing dated May 23, 1994

  ** Incorporated by reference to Schedule 13-D Amendment No. 1 filed by PAI on September 20, 1996 with reference to Uniroyal Technology Corporation

 *** Incorporated by reference to Amendment No. 4 to Schedule
     13-D filing dated October 20, 1997.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Pacholder Associates, Inc.

     November 24, 1999
     Date


     /s/ Thomas M. Barnhart, II
     Signature
     Senior Vice President
       and Associate General Counsel
     Title